UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)
LML Payment Systems Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

50208P109
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 50208P109
1	NAMES OF REPORTING PERSONS. Millennium Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,529,171
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,529,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 50208P109
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,529,171
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,529,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 50208P109
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,529,171
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,529,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Introduction

   This Amendment No. 3 to Schedule 13D ("Amendment No. 3 to Schedule 13D"), amends and restates Amendment No. 2 to Schedule 13D filed on February 18, 2011 by Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander ("Amendment No. 2 to Schedule 13D") relating to their beneficial ownership of the common stock, no par value ("Common Stock"), of LML Payment Systems Inc., a Yukon Territory corporation (the "Issuer").

   On September 21, 2012, Digital River, Inc., a Delaware corporation ("Digital River"), LML Acquisition Corp. a Canadian corporation existing under the laws of British Columbia, Canada and a direct wholly-owned subsidiary of Digital River ("Merger Sub"), and the Issuer entered into an Arrangement Agreement (the "Arrangement Agreement"), which contemplates the acquisition by Digital River, through Merger Sub, of all of the outstanding equity securities of the Issuer pursuant to a "plan of arrangement" (the "Plan of Arrangement") under Canadian law. In connection with the execution of the Arrangement Agreement, Merger Sub entered into forms of lock-up and support agreements with each of the directors of the Issuer, certain officers of the Issuer (the "Supporting Officers and Directors"), as well as one other shareholder of the Issuer and certain affiliates thereof and Millennium Partners (collectively with the one other shareholder, the "Supporting Shareholders" and, together with the Supporting Officers and Directors, the "Supporting Parties"). The shareholder lock-up and support agreement between Merger Sub and Millennium Partners is referred to herein as the "Millennium Partners Shareholder Lock-Up and Support Agreement".

Item 1.      Security and Issuer.

   The name of the Issuer is LML Payment Systems Inc. The address of the Issuer’s principal executive offices is 1680-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1. This Amendment No. 3 to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Amendment No. 3 to Schedule 13D is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners").

    Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners.

   The business address for Millennium Partners and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   Millennium Partners, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 3 to Schedule 13D.

   (d)-(e)  During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 2,529,171 shares of the Issuer’s Common Stock held by Millennium Partners was $4,552,507.80, calculated on an average cost basis (excluding brokerage commissions), by account. Millennium Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millennium Partners as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   As mentioned in the Introduction, on September 21, 2012, Digital River, Merger Sub, and the Issuer entered into the Arrangement Agreement, which contemplates the acquisition by Digital River, through Merger Sub, of all of the outstanding equity securities of the Issuer pursuant to the Plan of Arrangement. Upon the terms and subject to the conditions set forth in the Arrangement Agreement, which has been approved by the Boards of Directors of all parties to the Arrangement Agreement, upon consummation of the transactions contemplated thereby, (i) the Issuer will become a direct wholly-owned subsidiary of Digital River, (ii) each share of the Issuer’s Common Stock issued and outstanding immediately prior to the closing will be acquired for $3.45 in cash, and (iii) certain outstanding options and warrants to acquire shares of the Issuer’s Common Stock will be acquired.

   In connection with the execution of the Arrangement Agreement, Merger Sub entered into forms of lock-up and support agreements with the Supporting Officers and Directors and the Supporting Shareholders (including Millennium Partners). Millennium Partners has agreed during the term of the Millennium Partners Shareholder Lock-Up and Support Agreement to vote all of its shares in favor of the Plan of Arrangement and the Arrangement Agreement and against any action or agreement that might reasonably be regarded as being in opposition to the Arrangement Agreement.

   The Millennium Partners Shareholder Lock-Up and Support Agreement terminates on the earliest of (i) a breach of a covenant, representation or warranty under the Arrangement Agreement by Digital River, (ii) the date the Arrangement Agreement is terminated in accordance with its terms, (iii) the Closing of the Plan of Arrangement, (iv) the delivery of notice by Merger Sub of the termination of the Millennium Partners Shareholder Lock-Up and Support Agreement, (v) the mutual written agreement of Merger Sub and the Supporting Shareholder and (vi) at the election of Millennium Partners, if the transaction is not completed by February 22, 2013, even if the Arrangement Agreement has not been terminated as of such date. The Millennium Partners Shareholder Lock-Up and Support Agreement prohibits the Merger Sub from entering into any lock-up and support agreement with a person or persons beneficially owning 5% or more of the Issuer’s outstanding Common Stock on terms more favorable to Merger Sub than the Millennium Partners Shareholder Lock-Up and Support Agreement. The Millennium Partners Shareholder Lock-Up and Support Agreement also permits Millennium Partners to transfer the shares covered thereby under certain circumstances and subject to certain conditions.

   The foregoing description of the Millennium Partners Shareholder Lock-Up and Support Agreement does not purport to be a complete description and is qualified in its entirety by reference to Exhibit 10.8, which is incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on September 24, 2012.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 3 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the close of business on September 26, 2012, Millennium Partners beneficially owned 2,529,171 shares or 9.0% of the Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of 28,246,684 shares of Common Stock outstanding as of August 3, 2012, as per the Issuer’s Form 10-Q dated August 13, 2012.

   Millennium Management, as the general partner of Millennium Partners, may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock owned by Millennium Partners.

   (b)  As of the close of business on September 26, 2012, Millennium Partners held shared power to vote and to dispose of the 2,529,171 shares of the Issuer’s Common Stock described in (a) above. As of the close of business on September 26, 2012, Millennium Management and Mr. Englander may be deemed to have held shared power to vote and to dispose of the 2,529,171 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock owned by Millennium Partners.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Millennium Partners did not effect any transactions in the Issuer’s Common Stock during the past 60 days.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 3 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ accounts to the extent permitted by debit balances in such accounts. Millennium Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by Millennium Partners’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners.

   Except as set forth in Item 4 (above), there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of September 26, 2012, by and among Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

   Exhibit II:  Shareholder Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp. and Millennium Partners, L.P. (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on September 24, 2012).

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2012

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of LML Payment Systems Inc., a Yukon Territory corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 26, 2012

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander